

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 10, 2010

<u>Via U.S. Mail and Fax</u>

Mr. Brooks Sherman
Chairman and Chief Executive Officer
Integrated Security Systems, Inc.
2009 Chenault Dr. Suite 114
Carrollton, TX 75006

> Re: Integrated Security Systems, Inc.
> Forms 10-Q for the quarterly periods ended September 30, 2009 and
> December 31, 2009
> Filed November 13, 2009 and February 11, 2010 and amended on April 22,
> 2010
> File No. 1-11900

Dear Mr. Sherman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director